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[VIVENDI UNIVERSAL LOGO]

                  BONDS CONVERTIBLE INTO VIVENDI ENVIRONNEMENT
                SHARES ISSUED BY VIVENDI UNIVERSAL IN MARCH 2001



PARIS AND NEW YORK, OCTOBER 17, 2002 - Following the strengthening of its financing, Vivendi Universal [NYSE: V; PARIS BOURSE: EX FP] wants to confirm that it will not be modifying the terms of the bonds convertible into Vivendi Environnement shares that it issued on March 8, 2001.

In line with the announcements made on September 25, Vivendi Universal's financing needs have taken into account the possibility of an early redemption in cash, if holders so choose, of their convertible bonds for a total maximum amount of E1.9 billion on March 8, 2003.


IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that unanticipated future events may cause Vivendi Universal to modify the terms of the referenced bonds; that Vivendi Universal's financing needs may change; that Vivendi Universal will be unable to obtain financing upon acceptable terms or at times or in the manner currently anticipated; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, updates or to revise forward-looking statements.


CONTACTS:

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MEDIA
PARIS                       NEW YORK
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Antoine Lefort              Anita Larsen
+33 1 71 71 11 80           +(1) 212.572.1118

Alain Delrieu
+33 (1).71.71.1086
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